UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F/A
(AMENDMENT NO. 1)
[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:

Commission File Number: 1-15214
TRANSALTA CORPORATION
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English (if applicable))
Canada
(Province or other jurisdiction of incorporation or organization)
4911
(Primary Standard Industrial
Classification Code Number (if applicable))
Not applicable
(I.R.S. Employer
Identification Number (if applicable))
110-12th Avenue S.W., Box 1900, Station “M”,
Calgary, Alberta, Canada, T2P 2M1,
(403) 267-7110
(Address and telephone number of Registrant’s principal executive offices)
TransAlta Centralia Generation LLC
913 Big Hanaford Road, Centralia, Washington 98531
(360) 736-9901
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares, no par value	New York Stock Exchange

Common Share Purchase Rights	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Debt Securities
(Title of Class)
For annual reports indicate by check mark the information filed with this Form:
☐ Annual information form ☐ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
N/A
Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☑ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
This Amendment No. 1 to the Registrant’s Registration Statement on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File Nos. 333-72454 and 333-101470) and Form F-10 (File No. 333-229991).

Documents filed as part of this Amendment No. 1 to the Registrant’s Registration Statement on Form 40-F
The following document has been filed as part of this Amendment No. 1 to the Registrant’s Registration Statement on Form 40-F as exhibits hereto:

Exhibits	Documents

99.1
Shareholder Rights Plan Agreement dated as of October 13, 1992 and as Amended and Restated as of April 26, 2019, between the Registrant and AST Trust Company (Canada) as Rights Agent (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K filed with the SEC on April 26, 2019)

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 1 to its Registration Statement on Form 40-F solely for the purpose of filing its Shareholder Rights Plan Agreement dated as of October 13, 1992 and as Amended and Restated as of April 26, 2019, between the Registrant and AST Trust Company (Canada) as Rights Agent (the “Rights Plan”), to replace Exhibits 2, 3 and 4 to the Form 40-F filed by the Registrant on July 11, 2001. The Rights Plan was ratified, confirmed and approved by the Registrant’s shareholders at the Annual and Special Meeting of Shareholders of the Registrant held on April 26, 2019.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2019	TRANSALTA CORPORATION

	By:	/s/ Scott Jeffers
		Name:	Scott Jeffers
		Title:	Corporate Secretary